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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of   May 20, 2003.
                 ----------------

Commission File Number
                       ----------------

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date     May 20, 2003                   By        /s/ Philip G. Hosier
     -------------------                  -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                          Vice President, Finance and Secretary

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                            DOMAN INDUSTRIES LIMITED
                            3rd Floor, 435 Trunk Road
                            Duncan, British Columbia
                                 Canada V9L 2P9
                             Telephone: 250 748 3711
                             Facsimile: 250 748 6045

                                  FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF DOMAN INDUSTRIES LIMITED (THE "CORPORATION") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 27, 2003 (THE "MEETING"). AT THE MEETING, HOLDERS OF CLASS A CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 4 ("CLASS A SHARES") ARE ENTITLED TO ONE VOTE FOR EVERY CLASS A SHARE HELD IN RESPECT OF EACH MATTER EXCEPT THE ELECTION OF THE INCUMBENT DIRECTORS. Holders of Class A Shares are entitled to vote separately for the election of 2 directors as provided in the Articles of Continuance of the Corporation. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

The undersigned hereby appoints J.H. DOMAN, Director, President and Chief Executive Officer of the Corporation, or failing him, S.D.B. SMITH, Director of the Corporation, or instead of either of them __________ , as Proxy of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with same power as if the undersigned were present at the Meeting or an adjournment thereof.

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by his, her or its attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing must be executed by an attorney or other representative individual duly authorized in writing, and deposited with the Corporation's registered office, c/o Sangra Moller, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposit, the proxy is revoked.

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

1. To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting.

         IN FAVOUR / /    WITHHOLD / /

2. To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.

         IN FAVOUR / /    AGAINST / /

3. To confirm By-Law No. 1 as described in the accompanying Management Proxy Circular.

         IN FAVOUR / /    AGAINST / /

The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy. If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN WITH RESPECT TO THE MEETING OR ANY ADJOURNMENT THEREOF.

     DATED this ____ day of __________ , 2003.
                                                       |                |
     _________________________________________
     SIGNATURE OF SHAREHOLDER

     Name: ___________________________________

     Address: ________________________________
                                                       |                |
     No. of Shares: __________________________

     Your address shown will be registered as your present address. Please notify the Corporation of any change in your address.

                                 NOTES TO PROXY

1. The shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions given, on any ballot that may be called for. If the Shareholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose, the shares will be voted in accordance with that choice. IN THE ABSENCE OF INSTRUCTIONS MADE ON A FORM OF PROXY, IT IS THE INTENTION OF THE MANAGEMENT DESIGNEE, IF NAMED AS PROXYHOLDER, TO VOTE IN FAVOUR OF ALL OF THE MATTERS REFERRED TO IN THE NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

     THIS PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR AND WITH RESPECT TO OTHER MATTERS WHICH MIGHT PROPERLY COME BEFORE THE MEETING.

2. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION), OTHER THAN J.H. DOMAN OR S.D.B. SMITH, BOTH DIRECTORS OF THE CORPORATION AND THE MANAGEMENT DESIGNEES, TO ATTEND, ACT AND VOTE FOR THE SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, THE NAME OF THE PERSON TO BE DESIGNATED AND STRIKING OUT, THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND DELIVERING SAME TO THE VANCOUVER OFFICE OF THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, CIBC MELLON TRUST COMPANY, 1066 WEST HASTINGS STREET, 1600 OCEANIC PLAZA, VANCOUVER, BRITISH COLUMBIA, V6E 3X1, NO LATER THAN 11:00 A.M. (PST) ON JUNE 25, 2003.

3. A Proxy will not be valid unless signed by the Shareholder or by the Shareholder's attorney duly authorized in writing, or, if the Shareholder is a corporation or association, the Form of Proxy must be executed by an attorney or other representative individual duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an attorney or other representative individual of a Shareholder that is a corporation or association, the instrument so empowering the attorney or other representative individual, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

4. A proxy to be effective must be deposited with the Vancouver office of the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, 1066 West Hastings Street, 1600 Oceanic Plaza, Vancouver, British Columbia, V6E 3X1, no later than 11:00 a.m. (PST) on June 25, 2003.

                            DOMAN INDUSTRIES LIMITED
                            3rd Floor, 435 Trunk Road
                            Duncan, British Columbia
                                 Canada V9L 2P9
                             Telephone: 250 748 3711
                             Facsimile: 250 748 6045

                                  FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF DOMAN INDUSTRIES LIMITED (THE "CORPORATION") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 27, 2003 (THE "MEETING"). AT THE MEETING, HOLDERS OF CLASS A COMMON SHARES ARE ENTITLED TO ONE VOTE FOR EVERY CLASS A COMMON SHARE HELD. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

The undersigned hereby appoints J.H. DOMAN, Director, President and Chief Executive Officer of the Corporation, or failing him, S.D.B. SMITH, Director of the Corporation, or instead of either of them __________ , as Proxy of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with same power as if the undersigned were present at the Meeting or an adjournment thereof.

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder or by his, her or its attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing must be executed by an attorney or other representative individual duly authorized in writing, and deposited with the Corporation's registered office, c/o Sangra Moller, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposit, the proxy is revoked.

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

1. To vote in respect of the election of the following persons as Directors of the Corporation for the term expiring at the close of the next annual meeting of the Corporation:

     H.S. Doman    IN FAVOUR / /   WITHHOLD / /         J.R. Frumento    IN FAVOUR / /   WITHHOLD / /
     J.H. Doman    IN FAVOUR / /   WITHHOLD / /         C.A. Johnson     IN FAVOUR / /   WITHHOLD / /
     J. Brouwer    IN FAVOUR / /   WITHHOLD / /         S.D.B. Smith     IN FAVOUR / /   WITHHOLD / /
     I. Danvers    IN FAVOUR / /   WITHHOLD / /         R. Stanyer       IN FAVOUR / /   WITHHOLD / /

2. To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual meeting.

         IN FAVOUR / /    WITHHOLD / /

3. To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.

         IN FAVOUR / /    AGAINST / /

4. To confirm By-Law No. 1 as described in the accompanying Management Proxy Circular.

         IN FAVOUR / /    AGAINST / /

The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy. If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN WITH RESPECT TO THE MEETING OR ANY ADJOURNMENT THEREOF.

     DATED this ____ day of __________ , 2003.
                                                       |                |
     _________________________________________
     SIGNATURE OF SHAREHOLDER

     Name: ___________________________________

     Address: ________________________________
                                                       |                |
     No. of Shares: __________________________

     Your address shown will be registered as your present address. Please notify the Corporation of any change in your address.

                                 NOTES TO PROXY

1. The shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions given, on any ballot that may be called for. If the Shareholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose, the shares will be voted in accordance with that choice. IN THE ABSENCE OF INSTRUCTIONS MADE ON A FORM OF PROXY, IT IS THE INTENTION OF THE MANAGEMENT DESIGNEE, IF NAMED AS PROXYHOLDER, TO VOTE IN FAVOUR OF ALL OF THE MATTERS REFERRED TO IN THE NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

     THIS PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR AND WITH RESPECT TO OTHER MATTERS WHICH MIGHT PROPERLY COME BEFORE THE MEETING.

2. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION), OTHER THAN J.H. DOMAN OR S.D.B. SMITH, BOTH DIRECTORS OF THE CORPORATION AND THE MANAGEMENT DESIGNEES, TO ATTEND, ACT AND VOTE FOR THE SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, THE NAME OF THE PERSON TO BE DESIGNATED AND STRIKING OUT, THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND DELIVERING SAME TO THE VANCOUVER OFFICE OF THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, CIBC MELLON TRUST COMPANY, 1066 WEST HASTINGS STREET, 1600 OCEANIC PLAZA, VANCOUVER, BRITISH COLUMBIA, V6E 3X1, NO LATER THAN 11:00 A.M. (PST) ON JUNE 25, 2003.

3. A Proxy will not be valid unless signed by the Shareholder or by the Shareholder's attorney duly authorized in writing, or, if the Shareholder is a corporation or association, the Form of Proxy must be executed by an attorney or other representative individual duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an attorney or other representative individual of a Shareholder that is a corporation or association, the instrument so empowering the attorney or other representative individual, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

4. A proxy to be effective must be deposited with the Vancouver office of the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, 1066 West Hastings Street, 1600 Oceanic Plaza, Vancouver, British Columbia, V6E 3X1, no later than 11:00 a.m. (PST) on June 25, 2003.

                            DOMAN INDUSTRIES LIMITED

                              TO REGISTERED HOLDERS
                 AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

                  Class A Common Shares (CUSIP No. 257039 10 7)
                Class B Non-Voting Shares (CUSIP No. 257039 30 5)
            Class A Cumulative Redeemable Preferred Shares, Series 4


In accordance with National Instrument 54-102 (the "Instrument") and pursuant to securities legislation:

(a) registered shareholders of Doman Industries Limited (the "Issuer") may elect annually to have their name added to the Issuer's supplementary mailing list in order to receive, at no cost, quarterly financial statements and other reports required to be sent under securities legislation for the Issuer's first, second and third fiscal quarters; and

(b) non-registered shareholders of the Issuer may elect annually to have their name added to the Issuer's supplementary mailing list in order to receive, at no cost, quarterly financial statements and other reports required to be sent under securities legislation for the Issuer's first, second and third fiscal quarters.

If you are interested in receiving such quarterly financial statements and reports, please complete and return this form.

If this form is not returned, we will assume you do not wish to receive these quarterly financial statements and reports; however, you will continue to receive the audited annual financial statements, annual report and proxy-related material in accordance with securities legislation.

-----------------------------------------------------------------------------
                          Doman Industries Limited

NAME OF SHAREHOLDER:      ---------------------------------------------------

ADDRESS:                  ---------------------------------------------------

                          ---------------------------------------------------

SIGNATURE:                ---------------------------------------------------
                          I certify that I am a registered shareholder.

SIGNATURE:                ---------------------------------------------------
                          I certify that I am a non-registered shareholder
                          (beneficial holder).

DATE:                     ---------------------------------------------------
-----------------------------------------------------------------------------

MAIL TO: ATTN: CORPORATE TRUST DEPARTMENT
               CIBC MELLON TRUST COMPANY
               P.O. BOX 1900
               VANCOUVER, B.C. V6C 3K9